UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals Incorporated

File No. 1-33093 - CF# 31048

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Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2009.

Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.318	through May 11, 2019
Exhibit 10.319	through May 11, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary